INVEST IN **GROOMIT**

Groomit is the trusted on-demand app connecting pet owners with professional groomers

PITCH VIDEO INVESTOR PANEL



Fuel the Future of Pet Grooming
$24 Million+
Revenue Generated
10,000+
Servicing Zip Codes
4.8★
Rated on 38K+ Reviews
140k+
Pets Groomed
It's Groomit Time!
www.groomit.me

groomit.me Yonkers, NY Marketplace SaaS

















Highlights

1. $24,000,000+ In Cumulative Revenue With 140,000+ Pets Groomed And Growing ~50% YoY.

2. 35,000+ Verified Reviews With 4.8/5.0 Customer Satisfaction Rating And A 70% Repeat Customers Rate.

3. 10,000+ Zip Codes Across 17 States Serviced By 120+ Groomers And 80+ Vans.

4. 5,000+ Groomer Applicants Due To Attractive Profit

Sharing Compensation Demonstrating Scalability.

5 100,000+ Website Visits And 10,000+ App Downloads Per Month Generate an 8.4x Annual ROAS.

6 Team Led by Sohel Kapadia; Scaled A Telecom Company From 0 to 10M customers, generating $250M LTR.

7 1 of 1 Company In ~$2.5B Pet Care Market With A ~7% CAGR.

Featured Investor



Saleem Elmasri
Syndicate Lead

Follow

Invested $272,350 ⓘ

Advisor, Mentor, and Angel Investor. I am a licensed CPA and have helped a number of companies execute transformational transactions.

"I'm proud to be leading Groomit's community round on Wefunder because this is exactly the kind of company that deserves to be owned by its users, customers, and the broader pet-loving community. Groomit isn't just a great idea — it's a real business with strong fundamentals: over $10 million in revenue, positive unit economics, and a loyal, growing customer base built through consistent, high-quality service. What gives me confidence is the operational discipline of the team — they've scaled smartly, prioritized profitability, and maintained an unwavering focus on the customer experience, which drives repeat usage and long-term value. This isn't a startup burning cash to buy growth — it's a company earning it through execution. Equally important, Groomit has been thoughtful about how it raises capital. They've avoided toxic financing structures, maintained a clean cap table, and are treating all investors — big and small — with the same respect and terms. That kind of transparency and discipline is rare. This round is an opportunity for everyday investors to back a brand they believe in, one that's proven it can deliver both impact and returns. I'm investing because Groomit is built to last — and now, it's built to scale."

Our Team



Sohel Kapadia CEO

Built and successfully exited a tech enabled telecom business with 10M+ customers

Impossible to find a reliable groomer for in-home grooming on my schedule. Very inconvenient for pet owners to get dogs groomed in an unfamiliar environment. Groomit cares for the quality of groomings, convenience for pet parents , and comfort for pets .



Lars Rissmann Chief Operating Officer

Scaled customer relationships to 5M+ users internationally



Anna Zege Co-Founder - Product Quality Lead

Business strategist with intimate knowledge of the pet industry



Jun Hyuk Seo Chief Technology Officer

Senior Software Engineer with expertise in building enterprise systems

Transform Your Pet's Grooming

Transform Your Pet's Grooming Experience with Groomit: Same-Day Service at Your Doorstep

Our Story:
Redefining Grooming, One Pet at a Time

Dear Investors,

Groomit was founded in 2016 to make pet grooming more convenient, personalized, and stress-free—starting with in-home appointments where pets feel most comfortable. In 2021, we expanded our offering by launching a fleet of in-house built mobile grooming vans, giving us the ability to serve more cities and meet the growing demand for quality pet care at home.

What began as a local service has evolved into a nationwide, tech-powered platform, connecting pet parents with vetted, insured groomers through our easy-to-use mobile app.

Groomit Our Story

2018
Launch in NYC

Groomit begins with a bold mission—to make pet grooming stress-free and convenient by offering in-home grooming services in New York City. The concept quickly gains traction among busy pet parents.

2021 – 23
Mobile Expansion

We introduced our first mobile grooming vans, enabling us to serve new urban and suburban markets with on-demand convenience. Over the next two years, we scaled to 70 vans and expanded into 17 states, transforming Groomit into a nationwide platform for professional pet care.

2024
Profitable Growth, Without Expansion

We paused van production to focus on profitability and system optimization. Despite no new vans, revenue grew from $6M to $8M, driven by improved retention, smarter operations, and the launch of recurring booking flows—proving Groomit can scale efficiently with the right infrastructure.

2025
Fleet Expansion Resumes

Entering our next growth phase, we aim to double our fleet to 150 vans. By the end of Q1, we've already added 20 vans—positioning us to meet surging demand while upholding service quality.

Today
Trusted Nationwide

Groomit now operates in 17 states, with 80+ active vans and a loyal customer base. We've groomed over 140,000 pets with a 4.7-star average rating and a 95%+ appointment completion rate. We continue to redefine pet care—powered by professionals, supported by technology, and loved by families across the country.

Where We Are Today

- **17 states** of operation and growing month-over-month.

- **80+ mobile grooming vans** live & active across key metro areas.

- **140,000+ pets groomed** with a focus on comfort & care.

- **4.8-star average rating** based on over **40,000 verified reviews.**

- **95% appointment completion rate,** proving reliability and consistency.

- **$10 million+ annual run rate** achieved through recurring, high-value bookings.

- **600%+ revenue growth** since our last Wefunder campaign.

Where We're Headed

250+
vans by 2026 to meet increasing demand in current and new markets.

$25M+
annual revenue projected by 2026, driven by rapid expansion and market penetration.

$325M+
potential valuation, fueled by strategic growth, consolidation, or acquisition opportunities.

150+
vans already committed by investors to be added to the platform for 2025-2026

Future projections are not guaranteed.

The Problem We're Solving

Pet grooming isn't just about looking good—it's essential for a pet's health and well-being. But the traditional grooming industry is outdated, inefficient, and full of friction—for both pet owners and groomers.

For Pet Owners

1

Long wait times:
Appointments at salons often book out weeks in advance

2

Stressful experiences:
Pets endure car rides, cage confinement, and noisy environments

 **3**

Lack of trust and consistency:
Finding a reliable groomer is difficult, and service quality varies widely

 **4**

Limited flexibility:
Salon hours and mobile van routes don't adapt to busy lifestyles

For Groomers

 **1**

Low pay:
Many earn below industry standards with little control over their income

2

High startup costs:
Buying a van or opening a salon is financially out of reach for most

 **3**

No business tools:
Independent groomers struggle with scheduling, client comm., & payment processing

 **4**

Limited career growth:
Most have few opportunities to scale beyond working job-to-job

The pet care industry has evolved—but grooming has been left behind. Groomit is changing that.

Our Solution:

Grooming That Works for Everyone

Groomit reinvents pet grooming by combining **convenience, technology, and quality** into one seamless experience—benefiting both pet owners and grooming professionals.

For Pet Owners

 **1**

At-home or mobile grooming
Pets stay relaxed in familiar surroundings, reducing stress

2

Same-day & flexible bookings:
Appointments are available when customers need them, even last-minute

3

Personalized care:
Groomers are matched to pets based on breed, temperament, and service needs

4

Transparent pricing:
Instant quotes based on pet type and location—no hidden fees

For Groomers

1

Higher earnings:
Groomit groomers earn an average of $117 per booking—3x the industry standard

2

Business-in-a-box:
Our platform handles bookings, payments, route optimization, and customer communication

3

Flexible work model:
Choose your hours, locations, and service types

4

Fully equipped vans provided at no cost.
Groomit removes the biggest barrier to entrepreneurship, empowering groomers to run their own mobile business.

Proven Success in Growth Market.

We have grown from $350,000 in revenue in 2018 to a $10 million annual run rate in 2024, expanding from New York City to operating across 17 states with 80+ mobile grooming vans. Our traction speaks for itself:

- 140,000+ pets groomed with a 95% appointment completion rate

- 70% repeat customer rate

- 4.8/5 rating from over 40,000 reviews





House Calls for Everything!
Scared to go out for that manicure, dog grooming or tattoo renewal? These businesses will come to you.

Groomit featured in NY Times, July 2020

What Sets Groomit Apart:

Groomit isn't just another grooming company—we've built an ***entire ecosystem*** *that empowers professionals, delights customers, and scales nationally. Here's how we're different:*



8+ Years of Operational Expertise:

We've been perfecting our model since 2016, with real-world insights that new entrants simply don't have. Our proprietary **matching algorithm** connects pets with the ideal groomer based on breed, temperament, and service needs—creating better outcomes and stronger retention.



Groomer-Centric Business Model:

Unlike traditional salons that limit earning potential, Groomit puts groomers in control. We empower them with:

- No-cost access to vans
- Flexible scheduling

- Average earnings of $117 per booking (3x the industry standard)

 **Dynamic, Transparent Pricing:**

Our platform provides **instant quotes** based on pet type, location, and service selected. No surprises. No negotiations. Just clear pricing that builds customer trust and simplifies bookings.

 **Trusted Nationwide Reputation:**

With **40,000+ verified reviews** and a **4.8/5 rating,** customers know what to expect—and that consistency drives our **70% repeat customer rate**. Quality is built into every touchpoint.

 **Scalable, In-House Made Fleet Model:**

We design and manage our own custom mobile grooming vans, allowing us to scale cost-effectively and maintain high quality. Our in-house fleet strategy enables us to **expand into new markets faster and with better margins** than competitors reliant on third-party infrastructure.

Proprietary Tech Stack:

Our app powers:
- Seamless customer booking and rebooking
- AI-optimized groomer scheduling and routing
- Automated payments and customer communication
- Full-service backend for groomers to manage their business

Superior Economics:

- $245 average revenue per booking
- $112 gross profit per booking
- $117 average groomer earnings (3x industry standard)

- 8.4x annual return on ad spend
- $80 average customer acquisition cost
- 3.25x average bookings per user

Key Metrics Overview

90mins
Average Appointment Length

$117
(3x industry standard)
Groomer Earnings

8.4x
2.14x in the first month
annual return on ad spend

70%
Bookings from repeat users

$245
average revenue per booking

$80
ave. customer acquisition cost

$112
gross profit per booking

3.25x
average bookings per user



Forward-looking statements are not guaranteed.

Massive, Untapped Market.

The U.S. pet care industry is booming—and grooming is one of its fastest-growing segments. As more pet owners treat their dogs and cats like family, demand for high-quality, convenient grooming services is surging.

The Market at a Glance

- $10.2 billion U.S. pet grooming market (2023)
- Projected to reach $15.8 billion by 2029
- 65 million dogs and 47 million cats in U.S. households
- Over 70% of pet owners say they prefer at-home or mobile care over traditional salons
- Industry dominated by outdated salons, underinvested franchises, and fragmented independents



65M Dogs
45M Cats
Ownership in US
61.6M
pet owners prefer at-home or mobile care.
10.2 B
2029
US Pet Grooming Market
7.14 B
2029
Serviceable Obtainable Market
9%
Annual Growth Rate

Why Now

- Consumers want convenience, flexibility, and personalization—and they're willing to pay for it.

- Pet ownership is rising, especially among millennials and Gen Z, who prefer tech-enabled, on-demand services.

- Groomers are leaving traditional jobs in search of independence, better pay, and flexibility—a workforce shift Groomit is built to support.

Seasoned Leadership Team



Sohel Kapadia
Co-founder

Built and successfully exited a tech enabled telecom business with 10M+ customers



Anna Zege
President & Co-founder

Business strategist with intimate knowledge of the pet industry



Lars Rissmann
COO

Scaled customer relationships to 5M+ users internationally



Jun Hyuk Seo
CTO

Senior Software Engineer with expertise in building enterprise systems

The Investment Opportunity

We're not just building a company—we're building a

movement powered by our community. You believed in Groomit early on, and now, before we open our doors to institutional investors, we're offering you this special opportunity to own a piece of what you helped create.

This isn't just a raise—it's our way of saying thank you.

We're Opening $650,000 to:

- Give back to our community by offering up to 1% ownership before our larger institutional raise
- Drive bookings and scale to a fleet of 250+ vans nationwide
- Recruit top grooming talent and strengthen logistics for rapid expansion
- Accelerate customer growth through performance marketing and local outreach

The Offer:

- Valuation: $65 million — exclusive to our exclusive to our community
- 1% of the company available in this round
- Offered at a discount to our current benchmarked internal valuation of $100M+
- Campaign capped at $650,000 — limited access, reserved for early believers

Where We're Headed:

- Projecting 25M revenue run rate in 2026
- Projected valuation of $325M+ based on scalable economics and market demand

Forward-looking statements are not guaranteed. The maximum target through Wefunder is $600,000.

Join us in transforming the pet grooming industry and creating a future where quality pet care is just a tap away, convenient for pet owners and rewarding for grooming professionals.

Real Reviews from Real Bookings



Reviews
See what our customers say about us!
4.8
38,200 Reviews
5 Stars 89.65%
4 Stars 5.01%
3 Stars 1.62%
2 Stars 1.14%
1 Stars 2.58%
Write a Review
View Google Reviews
Select a Breed
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5 Starts Only
Janet D (1 Appts.)
Tampa,FL | 16 May, 2025
Gardenia
Poodle - Standard
Booking Experience
5.0
Groomer Rating
5.0
Serviced by Zaida R
Dog & Cat Groomer
Zaida was very professional and put our pup at ease. We are very, very pleased with the style and cut.
Mary A (2 Appts.)
Bronx ,NY | 15 May, 2025
Ollie
Cockapoo
Booking Experience
5.0
Groomer Rating
5.0
Serviced by Susana R
dog Groomer
Susana is very professional and her compassion for her job is beyond words. Ollie had a complete grooming experience and he loves it.

Downloads



Groomit Pitchdeck.pdf